                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                             THE ADVEST GROUP, INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                    007566102
                                 (CUSIP Number)

                                  BART SCHWARTZ
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               THE MONY GROUP INC.
                                  1740 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 708-2000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 AUGUST 23, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 15 pages)

                                  SCHEDULE 13D


--------------------                                          ------------------
CUSIP No.  007566102                                          Page 2 of 14 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The MONY Group Inc.
                  133976138
--------------------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
     3
             SEC USE ONLY



--------------------------------------------------------------------------------
     4
             SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
     5

             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7
       NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        0
        OWNED BY             ---------------------------------------------------
          EACH                8
       REPORTING                     SHARED VOTING POWER
         PERSON
          WITH                            1,982,988(1)(2)
                             ---------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                          0
                             ---------------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                          1,982,988(1)(2)
--------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,982,988(1)(2)
--------------------------------------------------------------------------------
    12

             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          / /

--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  22.3%
--------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  HC
--------------------------------------------------------------------------------

(1) Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims beneficial ownership of these shares.

(2) Pursuant to the Support Agreement defined and described in Item 4 hereof, the Reporting Person has the right to direct the vote of these shares for certain limited purposes. The Reporting Person may be deemed to share dispositive power over these shares based upon the restrictions on transfer of the shares pursuant to the Support Agreement. See Items 4 and 5 herein.

Item 1.       Security and Issuer.

              This Statement relates to the common stock, par value of $0.01 per share ("Advest Common Stock"), of The Advest Group, Inc., a Delaware corporation ("Advest"). The address of the principal executive offices of Advest is 90 State House Square, Hartford, Connecticut 06103.

Item 2.       Identity and Background.

              (a)-(b) This Statement is filed by The MONY Group Inc., a Delaware corporation with its principal office at 1740 Broadway, New York, New York 10019 ("MONY"). MONY is a holding company whose principal business is providing a wide range of life insurance, annuity and investment products to higher income individuals, particularly family builders, pre-retirees and small business owners.

              (c) Set forth on Schedule I to this Statement, and incorporated herein by reference, is the name, business address and present principal occupation or employment of each of MONY's executive officers and directors and name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than MONY for which such information is set forth.

              (d)-(f) During the last five years, neither MONY nor, to its knowledge, any of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of MONY, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

 Item 3.      Source and Amount of Funds or other Consideration.

              As described in the response to Item 4 below, the shares to which this Statement relates have not been purchased by MONY. In connection with the execution of the Merger Agreement (as defined in Item 4), Peter R. Kellogg, Allen Weintraub, Grant W. Kurtz and George A. Boujoukos, stockholders of Advest (together, the "Stockholders"), and MONY have entered into a Support Agreement dated as of August 23, 2000 (the "Support Agreement"). The number of shares of Advest Common Stock beneficially owned by each of the Stockholders, as represented to MONY in the Support Agreement by the Stockholders, is set forth on Schedule II of this Schedule 13D. Pursuant to the Merger Agreement, stockholders of Advest may elect to receive, in exchange for each outstanding share of Advest Common Stock that they own, either cash, shares of common stock, $0.01 par value, of MONY ("MONY Common Stock"), or a combination of cash and shares of MONY Common Stock, having in each instance a value based on the average closing price of MONY Common Stock over a specified time period pursuant to formulas described in Item 4. These elections by stockholders of Advest will then be adjusted on a pro rata basis


                               Page 3 of 15 Pages
to produce an aggregate purchase price consisting of 49.9% cash and 50.1% MONY Common Stock. No additional consideration was given in exchange for the Support Agreement.

Item 4.       Purpose of Transaction.

              (a)-(b) On August 23, 2000, MONY, MONY Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of MONY ("Merger Sub"), and Advest entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, and subject to the conditions set forth therein, Advest would merge with and into Merger Sub (the "Merger").

              In connection with the Merger, MONY and Advest have entered into a Stock Option Agreement, dated August 23, 2000 (the "Stock Option Agreement"), under which Advest has granted MONY an option to purchase up to 1,770,909 fully paid and nonassessable shares of Advest Common Stock (equal to approximately 19.9% of the issued and outstanding shares of Advest Common Stock without giving effect to any shares subject to or issued pursuant to the option) at a purchase price of $31.00 per share. MONY may exercise the option only if both an Initial Triggering Event (as defined in the Stock Option Agreement) and a Subsequent Triggering Event (as defined in the Stock Option Agreement) occur prior to the occurrence of an Exercise Termination Event (as defined in the Stock Option Agreement). The number of shares of Advest Common Stock subject to the option is subject to adjustment to maintain the 19.9% ratio in the event of a change in the number of issued and outstanding shares of Advest Common Stock. Immediately prior to the occurrence of a Repurchase Event (as defined in the Stock Option Agreement), Advest will be obligated (i) to repurchase the option from its holder, at the request of such holder, at a price specified in the Stock Option Agreement and (ii) to repurchase all or any part of the option shares received upon the full or partial exercise of the option from the owner of the option shares, at the request of such owner, at a price specified in the Stock Option Agreement. MONY may, at any time during which Advest would be required to repurchase the option and any option shares, surrender the option (together with any option shares it owns) and receive cash equal to the Surrender Price (as defined in the Stock Option Agreement), but only if Advest has not previously repurchased the option or any portion thereof or any option shares as described in the immediately preceding sentence. Pursuant to the terms of the Stock Option Agreement, in no event shall either of MONY's Total Profit or Notional Total Profit (each as defined in the Stock Option Agreement) exceed $10,000,000.

              The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to a copy of the Stock Option Agreement incorporated by reference as Exhibit 99.2 to this Schedule 13D and incorporated herein in its entirety by reference.

              In the Support Agreement, each Stockholder has agreed to vote all of his shares of Advest Common Stock in favor of the Merger, the approval and adoption of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and the Stock Option Agreement, at any meeting of stockholders of Advest


                               Page 4 of 15 Pages
called to vote upon such matters or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to such matters is sought (the "Special Meeting"). Each Stockholder has further agreed not to take any action to revoke or terminate, or permit to be revoked or terminated, any trust for which the Stockholder serves as trustee, or take any other action which would restrict, limit or frustrate the Stockholder's right to vote the Stockholder's shares of Advest Common Stock, including on behalf of such trust, in accordance with the Support Agreement.

                Each Stockholder has granted to, and appointed, MONY and Michael
I. Roth, Richard Daddario and Kenneth M. Levine, in their capacities as officers of MONY, and their successors as officers of MONY, and each of them individually, the Stockholder's irrevocable proxy (coupled with an interest) and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote all of such Stockholder's shares of Advest Common Stock, or grant a consent or approval in respect of such shares, in favor of adoption of the Merger Agreement.

              Pursuant to the terms of the Support Agreement, each Stockholder has agreed that, until the close of business on the date of the Special Meeting, such Stockholder will not (a) sell, assign, transfer, pledge or otherwise dispose of or transfer any of its Advest Common Stock, (b) deposit its Advest Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to such Advest Common Stock or grant any proxy with respect thereto, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any Advest Common Stock. The Stockholder may make bona fide gifts of shares of Advest Common Stock, and may make transfers of Advest Common Stock into one or more trusts for estate or tax planning purposes, so long as the recipient of such gift, or such trust, as applicable, enters into an agreement with MONY substantially identical to the Support Agreement.

              Pursuant to the terms of the Support Agreement, each Stockholder has agreed, prior to the Effective Time, (a) to not permit any agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by him) to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to Advest's stockholders) with respect to an Alternative Proposal (as defined in the Merger Agreement) or with respect to any tender offer for or solicitation of proxies with respect to any shares of Advest Common Stock, or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal or relating to any tender offer for or solicitation of proxies with respect to any shares of Advest Common Stock, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal or any tender offer for or solicitation of proxies with respect to any shares of Advest Common Stock and (b) to notify MONY immediately in writing if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, that Stockholder in his capacity as a stockholder of


                               Page 5 of 15 Pages

Advest. All of the Stockholders are officers and/or directors of Advest. Pursuant to the terms of the Support Agreement, each Stockholder signed the Support Agreement solely in his capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder's securities and nothing therein shall limit or affect any actions taken by such Stockholder in his capacity as an officer or director of Advest to the extent specifically permitted by the Merger Agreement.

              The foregoing summary of the Support Agreement is qualified in its entirety by reference to a copy of the Support Agreement incorporated by reference as Exhibit 99.3 to this Schedule 13D and incorporated herein in its entirety by reference.

              The purpose of the transactions under the Stock Option Agreement and the Support Agreement is to enable MONY to consummate the transactions contemplated under the Merger Agreement. The Stock Option Agreement and Support Agreement may also make it more difficult and expensive for Advest to consummate a business combination with a party other than MONY. In particular, the Stock Option Agreement could eliminate the ability of another party to acquire Advest in a transaction accounted for as a pooling of interests.

              Pursuant to the terms of the Merger Agreement, Advest will be merged with and into Merger Sub, and stockholders of Advest may elect to receive, in exchange for each outstanding share of Advest Common Stock that they own, subject to the adjustment provisions in the Merger Agreement described below, either (1) a number of shares of MONY Common Stock equal to the Exchange Ratio (as defined and calculated based on formulas specified in the Merger Agreement), (2) an amount of cash equal to the product of the Exchange Ratio and the Average Price (as hereinafter defined) or (3) a combination of cash for a specified number of shares of Advest Common Stock and shares of MONY Common Stock for the remainder. The Exchange Ratio is subject to a "collar" arrangement as set forth in the Merger Agreement. The amount of cash and the number of shares of MONY Common Stock that would be received by stockholders of Advest as a result of their elections among the three foregoing alternatives will then be adjusted on a pro rata basis based on formulas in the Merger Agreement to produce an aggregate purchase price consisting of 49.9% cash and 50.1% MONY Common Stock.

              "Average Price" means the average closing price per share of MONY Common Stock on the New York Stock Exchange for the ten consecutive trading days ending on the fifth trading day prior to the date on which the closing of the Merger occurs, as set forth in the Eastern edition of the Wall Street Journal or, if not reported therein, any other authoritative source.

              The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including approval by the holders of the issued and outstanding shares of capital stock of Advest in accordance with the Delaware General Corporation Law and Advest's Certificate of Incorporation.


                               Page 6 of 15 Pages

              Pursuant to the terms of the Merger Agreement, Advest is obligated to pay MONY a fee of $10,000,000 if the Merger Agreement is terminated in specified circumstances.

              The foregoing summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement incorporated by reference as Exhibit 99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

              (c)-(i) If the Merger is consummated, Advest will be merged with and into Merger Sub and Merger Sub will be the surviving corporation and become a wholly owned subsidiary of MONY. As a result, the certificate of incorporation and bylaws of Merger Sub will be the certificate of incorporation and bylaws of the surviving corporation, except the name of the surviving corporation will be changed to The Advest Group, Inc. The directors of Merger Sub will be the directors of the surviving corporation, and the officers of Merger Sub will be the officers of the surviving corporation. Further, the Advest Common Stock will become eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended, and will cease to be listed on the New York Stock Exchange.

              Under the terms of the Merger Agreement, Advest has agreed to certain covenants relating to its conduct of business prior to the effectiveness of the Merger, including restrictions on its ability to pay dividends or alter its capital structure.

              (j) Except as set forth above, MONY has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (i) of Item 4 of Schedule 13D (although MONY reserves the right to develop such plans or proposals with respect to Advest and its subsidiaries in anticipation of, and for implementation after, consummation of the Merger).

Item 5.       Interest in Securities of the Issuer.

              (a)-(b). The information set forth or incorporated by reference in Items 2, 3 and 4 is incorporated herein by reference.

              As a result of the Support Agreement, MONY may be deemed to have shared power to vote an aggregate of 1,982,988 shares of Advest Common Stock for the limited purposes described in Item 4 above and in the Support Agreement and may thereby be deemed to be the beneficial owner of such Advest Common Stock. Such shares constitute approximately 22.3% of the issued and outstanding shares of Advest Common Stock, based upon there being 8,899,109 shares of Advest Common Stock outstanding as of August 18, 2000, as represented to MONY by Advest in the Merger Agreement. Further, MONY may be deemed to have shared power with respect to the disposition of such shares based upon the restrictions on transfer of such shares described in Item 4 above and in the Support Agreement. MONY is not entitled to any rights as a stockholder of the shares of Advest Common Stock that are subject to the Support Agreement and disclaims beneficial


                               Page 7 of 15 Pages
ownership of the shares of Advest Common Stock that are covered under the Support Agreement.

              To MONY's knowledge, no shares of Advest Common Stock are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Support Agreement.

              (c) Neither MONY, nor, to MONY's knowledge, any person named in
Schedule I, has effected any transaction in Advest Common Stock or any other securities of Advest during the past 60 days, except as otherwise disclosed herein.

              (d) MONY does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference.

              Other than as described in Items 4 and 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between MONY and the persons named in Item 2 or between MONY and any other person or, to MONY's knowledge, any person named in Item 2 and any other person with respect to any securities of Advest, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


                               Page 8 of 15 Pages

Item 7.       Materials to be Filed as Exhibits.

              Exhibit No.        Description
              -----------        -----------
                    99.1         Agreement and Plan of Merger, dated as of
                                 August 23, 2000, among The MONY Group Inc.,
                                 MONY Acquisition Corp. and The Advest Group,
                                 Inc. (Incorporated by reference to Exhibit 2.1
                                 to the Current Report on Form 8-K, filed by The
                                 MONY Group Inc. on September 1, 2000)

                    99.2         Stock Option Agreement, dated August 23, 2000,
                                 between The Advest Group, Inc. and the MONY
                                 Group Inc. (Incorporated by reference to
                                 Exhibit 10.2 to the Current Report on Form 8-K,
                                 filed by The MONY Group Inc. on September 1,
                                 2000)

                    99.3 Support Agreement, dated as of August 23, 2000, among The MONY Group Inc. and certain stockholders of The Advest Group, Inc.
                                 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by The
                                 MONY Group Inc. on September 1, 2000)


                               Page 9 of 15 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:     September 18, 2000

                                   THE MONY GROUP INC.


                                   By:    /s/ Richard Daddario
                                       -----------------------------------
                                       Name:  Richard Daddario
                                       Title: Executive Vice President and
                                              Chief Financial Officer


                               Page 10 of 15 Pages

                                   SCHEDULE I

             ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSON

                    DIRECTORS AND EXECUTIVE OFFICERS OF MONY

                  Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of MONY. Unless otherwise indicated, the principal business address of each person named below is c/o The MONY Group Inc., 1740 Broadway, New York, New York 10019. Each person listed below is a citizen of the United States.

                                                 POSITION WITH MONY AND PRINCIPAL
NAME AND BUSINESS ADDRESS                        OCCUPATION
-------------------------                        --------------------------------
Michael I. Roth
                                                 Chairman of the Board of Directors, Chief Executive
                                                 Officer and Director.

Richard Daddario                                 Executive Vice President and Chief Financial Officer.


Larry Cohen                                      Vice President and Controller.

Samuel J. Foti                                   President, Chief Operating Officer and Director.


Kenneth M. Levine                                Executive Vice President, Chief Investment Officer and
                                                 Director.


Tom H. Barrett                                   Director; Partner of American Industrial Partners, a
2nd Floor, Suite B                               private investment partnership.
670 W. Market Street
Akron, Ohio 44303


                               Page 11 of 15 Pages

David L. Call                                    Director; Dean Emeritus of Cornell University, College
                                                 of Agriculture and Life Sciences.

Glen R. Durham                                   Director; Retired Chairman and Chief Executive Officer
                                                 of Walter Industries, Inc. and Retired Chairman and
                                                 Chief Executive Officer of Phelps Dodge Corporation.

James B. Farley                                  Director; Retired Chairman and Chief Executive Officer
                                                 of The Mutual Life Insurance Company of New York.

Robert Holland, Jr.                              Director; Owner and Chief Executive Officer of
WorkPlace Integrators                            Workplace Integrators, an office furniture dealership.
Suite 4700
30800 Telegraph Road
Bingham Farms, Michigan 48025


James L. Johnson                                 Director; Chairman Emeritus of GTE Corporation.

Frederick W. Kanner                              Director; Partner of Dewey Ballantine LLP, an
Dewey Ballantine LLP                             international law firm.
Room 2519
1301 Avenue of the Americas
New York, New York 10019

Robert R. Kiley                                  Director; President and Chief Executive Officer of New
New York City Partnership and                    York City Partnership and Chamber of Commerce, Inc., a
   Chamber of Commerce, Inc.                     business and civic organization.
One Battery Park Plaza
New York, New York 10004

John R. Meyer                                    Director; Professor Emeritus of Harvard University.


                               Page 12 of 15 Pages

Jane C. Pfeiffer                                 Director; Independent Management Consultant.


Thomas C. Theobald                               Director; Managing Director of William Blair Capital
William Blair Capital Partners, L.L.C.           Partners, L.L.C., a private equity group.
Suite 1300
222 West Adams Street
Chicago, Illinois 60606


                               Page 13 of 15 Pages

                                   SCHEDULE II

                                    Number of Shares                   Percentage of
      Support                       of Advest Common Stock             Outstanding Shares
Agreement Stockholder               Beneficially Owned                 As of August 18, 2000
---------------------               --------------------------         ---------------------
Peter R. Kellogg                      1,564,612                                 17.6%

Allen Weintraub                         182,382                                  2.0%

Grant W. Kurtz                          151,316                                  1.7%

George A. Boujoukos                      84,678                                  1.0%
                                      ---------                                 ----

                                      1,982,988                                 22.3%


                               Page 14 of 15 Pages

                                Index to Exhibits


              Exhibit No.        Description
              -----------        -----------
                    99.1         Agreement and Plan of Merger, dated as of
                                 August 23, 2000, among The MONY Group Inc.,
                                 MONY Acquisition Corp. and The Advest Group,
                                 Inc. (Incorporated by reference to Exhibit 2.1
                                 to the Current Report on Form 8-K, filed by The
                                 MONY Group Inc. on September 1, 2000)

                    99.2         Stock Option Agreement, dated August 23, 2000,
                                 between The Advest Group, Inc. and the MONY
                                 Group Inc. (Incorporated by reference to
                                 Exhibit 10.2 to the Current Report on Form 8-K,
                                 filed by The MONY Group Inc. on September 1,
                                 2000)

                    99.3 Support Agreement, dated as of August 23, 2000, among The MONY Group Inc. and certain stockholders of The Advest Group, Inc.
                                 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by The
                                 MONY Group Inc. on September 1, 2000)


                               Page 15 of 15 Pages